UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Pantheon China Acquisition Corp.
(Name of Issuer)
Common Stock, $.0001 par value per share
(Title of Class of Securities)
698659109
(CUSIP Number)
Scott R. Zemnick, Esq.
Victory Park Capital Advisors, LLC
227 West Monroe Street, Suite 3900
Chicago, Illinois 60606
(312) 705-2786
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
December 10, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Victory Park Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,398,700

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,398,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

	2,398,700

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

	34.27%**

14	TYPE OF REPORTING PERSON*

	OO
** This calculation is based on 7,000,000 shares of common stock (“Common Shares”) of Pantheon China Acquisition Corp. (the “Issuer”) outstanding as of November 7, 2008 as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2008.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Victory Park Special Situations Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		455,855

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		455,855

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

	455,855

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

	6.51%**

14	TYPE OF REPORTING PERSON*

	OO
** This calculation is based on 7,000,000 shares of common stock (“Common Shares”) of Pantheon China Acquisition Corp. (the “Issuer”) outstanding as of November 7, 2008 as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2008.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Victory Park Credit Opportunities Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,942,845

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,942,845

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

	1,942,845

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

	27.75%**

14	TYPE OF REPORTING PERSON*

	OO
** This calculation is based on 7,000,000 shares of common stock (“Common Shares”) of Pantheon China Acquisition Corp. (the “Issuer”) outstanding as of November 7, 2008 as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2008.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jacob Capital, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,398,700

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,398,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

	2,398,700

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

	34.27%**

14	TYPE OF REPORTING PERSON*

	OO
** This calculation is based on 7,000,000 shares of common stock (“Common Shares”) of Pantheon China Acquisition Corp. (the “Issuer”) outstanding as of November 7, 2008 as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2008.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard Levy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,398,700

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,398,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

	2,398,700

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

	34.27%**

14	TYPE OF REPORTING PERSON*

	OO
** This calculation is based on 7,000,000 shares of common stock (“Common Shares”) of Pantheon China Acquisition Corp. (the “Issuer”) outstanding as of November 7, 2008 as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2008.

6

Item 1. Security and Issuer
     This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $.0001 per share (the “Common Shares”), of Pantheon China Acquisition Corp., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is Suite 10-64, #9 Jianguomenwai Avenue, Chaoyang District, Beijing, China 100600.
Item 2. Identity and Background
(a), (f)	This Schedule 13D is being filed by: (i) Victory Park Capital Advisors, LLC, a Delaware limited liability company (“Capital Advisors”); (ii) Victory Park Credit Opportunities Master Fund, Ltd., a Cayman Islands exempted company (“Credit Opportunities Fund”); (iii) Victory Park Special Situations Master Fund, Ltd., a Cayman Islands exempted company (“Special Situations Fund”, and, together with Credit Opportunities Fund, the “Funds”); (iv) Jacob Capital, L.L.C., an Illinois limited liability company (“Jacob Capital”); and (v) Richard Levy, a citizen of the United States of America (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated December 15, 2008, a copy of which is attached hereto as Exhibit 3.

(b)	The business address of each of the Reporting Persons, other than the Funds, is 227 West Monroe Street, Suite 3900, Chicago, Illinois 60606. The business address for the Funds is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, KY1 9002 Cayman Islands.

(c)	The principal business of Capital Advisors is serving as investment manager for the Funds, which are the record holders of the Common Shares reported on the cover pages hereof (the “Subject Shares”). Jacob Capital’s principal business is serving as the manager of Capital Advisors. The principal occupation of Richard Levy is serving as the sole member of Jacob Capital.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     The Funds purchased the Subject Shares (other than 125,000 shares transferred to the Funds as part of the call option fee as described in Item 6 below) for a total consideration of approximately $13,577,503. The source of funds for such transaction was derived from the capital of the Funds.
Item 4. Purpose of Transaction
     The Issuer has stated in filings with the Securities and Exchange Commission that it was formed to serve as a vehicle to acquire, through a stock exchange, asset acquisition or other similar business combination, or control, through contractual arrangements, an operating business that has its principal operations located in the People’s Republic of China. As described in the Issuer’s definitive proxy statement filed on December 4, 2008 with the Securities and Exchange Commission, the Issuer is currently seeking approval from holders of its Common Shares of proposed amendments to its certificate of incorporation (the “Extension Amendment”) to extend the time in which it must complete a business combination before it is required to be liquidated and grant conversion rights to holders of its public Common Shares in connection with such vote to approve the Extension Amendment. The purpose of the Extension Amendment is to allow the Issuer more time to complete its proposed business combination (the “Business Combination”) with China Cord Blood Services Corporation pursuant to the Agreement and Plan of Merger, Conversion and Share Exchange, dated as of November 3, 2008 (the “Merger Agreement”).
     As part of these arrangements, Modern Develop Limited (“Modern”) negotiated with the Reporting Persons and another institutional investors to explore the means by which a sufficient number of the Issuer’s public Common Shares could be purchased through negotiated private transactions with the voting of such shares by such institutional investors to be in favor of the Extension Amendment. Accordingly, simultaneously with the entering into of stock purchase agreements with stockholders of the Issuer for the purchase of an aggregate of 2,273,700 Common Shares at a purchase price of approximately $5.97 per share, the Funds entered into a Put and Call Option Agreement pursuant to which Modern agreed to be obligated to purchase, and the Funds agreed to be obligated to sell, the Common Shares purchased at an exercise price of $5.97 per share in exchange for an option fee.
     The call option was written by the Funds with respect to an equal number of Issuer public Common Shares that have been purchased through the privately negotiated transaction at a price of approximately $5.97 per share, which price approximates the estimated liquidation distribution per share as Issuer’s common stockholders might receive in the event stockholders did not approve the Extension Amendment and the Issuer were forced to liquidate less a time-value-of-money discount. In connection with the transaction effecting such purchases, the Issuer advised the Reporting Persons that, together with another institutional investor, they now control sufficient voting power of outstanding Common Shares to approve the Extension Amendment being voted on at the special meeting scheduled for December 14, 2008 for such purpose. In connection with such purchases, the Funds appointed Albert Chen and Mark D. Chen, directors and executive officers of the Issuer, as their proxies for the purpose of voting at the meeting to approve the Extension Amendment.
Item 5. Interest in Securities of the Issuer
     (a), (b) Based upon the September 30, 2008 Form 10-Q of the Issuer, 7,000,000 Common Shares were outstanding as of November 7, 2008. Based on the foregoing, the Subject Shares represented approximately 34.27% of the Common Shares outstanding as of such date.
     Capital Advisors, as the investment manager of the Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the manager of Capital Advisors, Jacob Capital may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. By virtue of Richard Levy’s position as sole member of Jacob Capital, Richard Levy may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, Richard Levy may be deemed to be the beneficial owner of the Subject Shares for purposes of this Schedule 13D. Capital Advisors, Jacob Capital and Richard Levy disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.
     The Reporting Persons acquired the Subject Shares simultaneously with the acquisition of 2,273,699 Common Shares by another institutional investor. The Reporting Persons have no prior relationship with such institutional investor. The Reporting Persons disclaim beneficial ownership of the Common Shares purchased by such institutional investor and such institutional investor disclaims beneficial ownership of the Common Shares purchased by the Reporting Persons.
     (c)     On December 10, 2008, the Funds simultaneously purchased 2,273,700 Common Shares for a purchase price of approximately $5.97 per share from stockholders of the Issuer in privately negotiated transactions. In addition, simultaneously therewith, the Funds received all right, title and interest in an aggregate of 125,000 Common Shares from a stockholder of the Issuer.
     (d)     No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares covered by this Schedule 13D.
     (e)     Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     On December 10, 2008, the Funds entered into a Put and Call Option Agreement (the “Agreement”) with the Issuer and Modern simultaneously with the entering into purchase agreements with stockholders of the Issuer for the privately negotiated purchase of 2,273,700 Common Shares. Pursuant to the Agreement, Modern agreed to be obligated to purchase, and the Funds agreed to be obligated to sell, an aggregate of 2,273,700 Common Shares at an exercise price of $5.97 per share. Modern’s call option has an initial term commencing on the date of the Agreement and ending on June 30, 2009, and may be extended to September 30, 2009 or on the record date for the meeting to approve the Business Combination if not exercised sooner. Modern is paying the Funds an aggregate option fee of $1,091,376 for the initial term of the call option and in the event Modern elects to extend the call option, it will pay an extension aggregate option fee of $965,640 to the Funds. In addition, pursuant to the Agreement, Mark D. Chen transferred and assigned all right, title and interest in 125,000 Common Shares to the Funds, subject to delayed delivery of the physical stock certificates upon termination of the escrow period as defined in the Escrow Agreement dated December 14, 2006 to which Mr. Chen was a party. Payment of the full option fee is contingent on the Issuer receiving approval from holders of its Common Shares of the Extension Amendment to extend the time in which it must complete the Business Combination before it is required to be liquidated. Except as contemplated by the Agreement, the Funds have agreed that it will not sell or otherwise dispose of the Common Shares until the earlier of nine months from the closing of the purchase of the Common Shares or the closing of the Business Combination.
     Pursuant to the Agreement, Modern granted the Funds a put option to require Modern to buy from such Funds any or all of the Common Shares owned by such Funds at an option price of $5.97 per share on the fifth business day preceding the special meeting of the Issuer’s stockholders in connection with the approval of the Business Combination. The Funds may vote against the Business Combination proposal presented at such special meeting if the call option has not been exercised and the option price to be received by such Funds has not been fully paid prior to such meeting.
     Pursuant to the Agreement, the Issuer has agreed to effect a liquidation in accordance with Delaware law in the event that the Extension is not approved, the proposed Business Combination is abandoned prior to exercise of either the put or call option or Modern elects not to extend the period of the call option.
     In connection with the purchases of Issuer common stock made pursuant to stock purchase agreements with the Issuer’s stockholders, the Funds appointed Albert Chen and Mark D. Chen, directors and executive officers of the Issuer, as their proxies for the purpose of voting at the meeting to approve the Extension Amendment.
     To the knowledge of the Reporting Persons, except as described herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Issuer, including, but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loans or option agreement, puts or call, guarantees of profits, division of profits or losses or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits
1.	Put and Call Option Agreement dated December 10, 2008.

2.	Form of Stock Purchase Agreement relating to purchase of Common Stock from stockholders of Pantheon.

3.	Joint Filing Agreement, dated as of December 15, 2008, among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 15, 2008

VICTORY PARK CAPITAL ADVISORS, LLC

By:	Jacob Capital, L.L.C., its Manager

By:	/s/ Richard Levy
Name: Richard Levy
Title: Sole Member

VICTORY PARK SPECIAL SITUATIONS MASTER FUND, LTD.

By:	/s/ Richard Levy
Name: Richard Levy
Title: Attorney-in-Fact

VICTORY PARK CREDIT OPPORTUNITIES MASTER FUND, LTD.

By:	/s/ Richard Levy
Name: Richard Levy
Title: Attorney-in-Fact

JACOB CAPITAL, L.L.C.

By:	/s/ Richard Levy
Name: Richard Levy
Title: Sole Member

RICHARD LEVY

/s/ Richard Levy
Richard Levy

EXHIBIT INDEX
1.	Put and Call Option Agreement dated December 10, 2008.

2.	Form of Stock Purchase Agreement relating to purchase of Common Stock from stockholders of Pantheon.

3.	Joint Filing Agreement, dated as of December 15, 2008, among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.